

July 12, 2012

Via E-mail
Lisa C. Im
Chief Executive Officer
Performant Financial Corporation
333 N. Canyons Parkway
Livermore, California 94551

Re: **Performant Financial Corporation**
Registration Statement on Form S-1
Filed July 3, 2012
File No. 333-182529

Dear Ms. Im:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements

Note (1) Organization and Summary Accounting Policies

Pro Forma Net Income Per Share (unaudited), page F-12

1. We note on June 28, 2012 all of the outstanding shares of your series A preferred stock were converted into 699,555 shares of common stock and 699,555 shares of

series B preferred stock, which were then redeemed for approximately $16.3 million. In addition to the common shares that you have disclosed will be included in your pro forma per share calculations, your pro forma per share calculations should also give effect to the 699,555 shares of common stock issued upon conversion of the series A preferred stock and the number of shares of common stock whose proceeds would be necessary to redeem the series B preferred stock.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: David E. Lillevand, Esq.
        Pillsbury Winthrop LLP